Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook’s interview with Tech Talks Daily on March 10, 2026, in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”) is discussed.

Tech Talks Daily Podcast: How Xanadu Is Building Photonic Quantum Computers And Preparing For A $3.1B Public Debut

Host Introduction: Quantum computing is one of those topics that can feel a little intimidating at first. It sits somewhere between science fiction, advanced physics, and the promise of solving problems that would take today’s most powerful supercomputers millions of years to solve. But here’s the thing - behind all of that complexity are real people building real machines, machines that could change the way we approach medicine, logistics, finance, material science, and so much more.

And before I go any further, I’m gonna set you all a little challenge here. When I mention the company that my guest leads today, I’m gonna guarantee that at least 75% of you will start singing the company name in your head. In fact, I’m gonna say most of that 75% of you will struggle to get the tune out of your head for the rest of the day, and that means you will never forget the company that I’m talking to you about today.

Well, if the words Electric Light Orchestra or Olivia Newton John just popped into your mind, you’re probably on the right track because my guest today is Christian Weedbrook, founder and CEO of Xanadu - a company building photonic quantum computers that use light as the foundation for computation.

Neil Hughes: Thank you for joining me on the podcast today. Can you tell everyone listening a little about who you are and what you do?

Christian Weedbrook: Thank you for having me. My name is Christian Weedbrook and I’m the founder and CEO at Xanadu, and we’re building photonic quantum computers.

Neil: Now there’s so much I’ve got to ask. First of all, I struggle to say Xanadu without launching into song for obvious reasons, and when I was looking at your backstory, I mean you began your career as a film student before moving into photonic quantum computing, so I think there might be a story there. What sparked that shift and how has that maybe unconventional background shaped the way that you lead and communicate complex science today?

Christian: Yeah, actually I’m a failed filmmaker. Always loved films and still to this day love watching movies and seeing how they’re made and understanding that side of things. And you mentioned Xanadu, we’re actually named after the song too, so I was hoping you’d burst out into the chorus, but maybe another time there.

Really, my whole life has been about just what do I enjoy doing, how can I learn the most on a particular subject, and following that - hopefully being OK at it as well. And it was really a case of love movies, love how movies were made, and tried to sort of be part of that world. It didn’t really work out and decided to go back to university. I failed university for the first two years — I failed the first year, and then I failed the same first year again. I just wasn’t turning up and was really, by that time had a job at a place in Brisbane, Australia that made commercials for TVs.

So, I was getting more into that world, but after that, I just decided to go back to university, have another shot, but at mathematics and ultimately physics, which I was at least OK at in high school, so I decided to continue down that path. It was a love of learning, a love of adding to my knowledge and then ultimately got into physics and then ultimately got into quantum computing from there, so that’s kind of the weird progression, I guess.

Neil: You say weird progression but it’s an inspiring story because Xanadu is currently preparing to go public with a SPAC deal at $3.1 billion dollar valuation, which is just amazing. So, what does this moment represent for the company and what message do you think it sends out about the maturity of the quantum computing market as well?

Christian: It is, you know, I like to tell the story that we started what would have been our Series D raise about a year ago, and it was going well, but it was slow going. It would have taken us a while. We were seeing what was happening on the public markets. There was, at the time, I think 4 quantum companies that were public, and they had also gone public through a deSPAC process like we’re doing. And they were going very, very well, and we were really excited about how they were doing and thought, let’s also do a SPAC process.

And I think it was validated because we were able to raise as part of the PIPE, part of the SPAC deal, $275 million. We raised that within 4 weeks. And so, I think, looking back on it, it was the right decision. We also, before that, got 4 or 5 or 6 LOIs from SPAC sponsors, so there’s a lot of interest to your point. And we ended up raising $275 million for the PIPE, and 90% of that was actually new money, new investors, including AMD and other great investors as well.

So, yeah, a lot of excitement, and for us, we’re going public through the SPAC process because of capital needs. Quantum computing will change the world, you need capital for that. We’re a hardware company, fundamentally, photonic quantum hardware company. So you need capital, so that allows us to raise capital through the PIPE and the SPAC trust and, also the ability to think about potentially any acquisitions we may or may not want to do in the future. This gives us another financial avenue to do that, and also allows us to continue to raise really awesome people through offering different types of compensation now through stock options. So, very exciting time, it’s an exhausting time, as I’m sure anyone knows going through a public. You know someone mentioned, SPAC is really about going public, it’s just a lot of time and effort, but it’s also about a reverse merger as well. It’s the nature of a SPAC. A lot needs to be done, we’re on cue to sort of have this done by the end of this quarter, end of this month, and we’re all very excited about it.

Neil: We have been talking around quantum and all things quantum for a few years now and there will be some people listening who might still see quantum as somewhat theoretical or years away from impact. So where do you believe we genuinely are on that timeline towards practical and commercial use?

Christian: Well, if the viewers don’t know, perhaps they do, but quantum computers already exist today. Xanadu has built them and so do others, but they’re smaller. They’re a smaller version of what they need to be. And it’s at the point where they’re large enough, which often you hear about as a quantum data center size, so hundreds of server racks that are networked together - it’s at that point you’ll see true commercial value and revenue. This is when the world changes.

And our roadmap, our timeline is to achieve this large-scale quantum computer, also known as the quantum data center, by 2029, 2030. And it’s at that point really that customers can start solving problems that otherwise would have taken millions of years to solve with traditional, what we call classical computers. So, to answer your question, 2029, 2030 is our roadmap. And so far, historically, from a hardware point of view, we’ve hit pretty much all of our hardware milestones, and we’re confident of getting there by that time frame.

Neil: As Xanadu, you’ve taken a photonic approach to quantum computing, so just for everyone listening here, make sure we don’t leave anyone behind, can you explain why using light as the foundation offers advantages in areas such as energy efficiency, scalability and networking and where some of the trade-offs might be?

Christian: Yeah, that’s a good question. For your viewers, you can really build a quantum computer out of two main sort of ways using either photons or electrons, so either photonics, which is what we’re doing, or electronics, which we’re very all familiar with. And as long as you can kind of access the quantum properties that the quantum physics offer like entanglement, superposition and interference, you can see some dramatic speed ups.

For instance, we demonstrated quantum supremacy a few years ago where we chose a well-defined math problem that would have taken the world’s fastest supercomputer at that time, 7 million years to solve. Our Borealis computer solved it in 2 minutes. And so this is why people are so excited. Now as I mentioned, it’s for a very hard math problem and that’s why we need larger quantum computers to solve commercial problems.

And so, that’s why we’re excited about quantum computing and our photonic-based approach, as you mentioned, it has some really extraordinary benefits. So the end goal for us and pretty much everyone in the industry is to have hundreds of server racks that are networked together, and in each server rack you have either your photonic approach, which is what we’re doing, or you have your electronic-based approach, and then you network them together using photons or light.

Now from day one, we knew that for the electronic-based approaches, it’s very challenging to convert from electrons. If let’s say you have two server racks, you have to convert the electrons here that you’re computing with, convert them to photons, and then convert them back to electrons again. It’s very noisy, lossy, and probabilistic, meaning this conversion doesn’t always work.

But with photons, we decided early on, why not keep the computing photonics, computing photonics, and then the networking is gonna be photonics, so let’s keep everything photonics, so you don’t have to worry about this transformation or conversion that I mentioned, which inherently has problems. And so that’s what the team solved with a pretty big Nature paper about a year ago in our Aurora quantum computer that showed how to network together 4 server racks. And, you know, we could have done 400 if we wanted, or 40, however many we wanted to do, meaning we solved the networking problem. The only company to have solved that thus far.

So networking is a big benefit and also the ability to mass manufacture, so we can use a lot of the pre-existing foundries that exist. So we work with UMC in Taiwan, 2nd largest pure play foundry in the world. We work with Global Foundries, NY Creates, Tower, we announced a partnership with them, Applied Materials, and so forth. So these foundries are already there because they’re servicing the telecommunication, meaning photonic industry, and so that’s a huge benefit.

You mentioned the trade-offs. Our biggest challenge, which we’re open about is loss, and we need to reduce loss. Loss basically is a mechanism where the light gets depleted as it goes through chips, so the photons get lost, they get absorbed or scattered. And so basically the information is encoded on the photons, so loss reduces information. There’s ways around that, error correction is the big one. Because the loss induces or creates errors, so we need to correct for that, and also continuing to work with the large foundries to improve their chip designs is another key element of that, so we’ve got that under control, but that’s really the source of our errors.

Neil: And something else I wanted to shine a light on today is the fact that PennyLane has become one of the most widely used open-source quantum software frameworks. Why was building an open-source ecosystem so important to you and how do you see developer adoption shaping the pace of quantum innovation too?

Christian: Oh for sure, and that’s why open source is key there, you know, how do you build as many people using your product, at least initially, is keep it open source, keep it free, freely available. In fact, PennyLane now, you think of PennyLane as the how developers write programs on quantum computers, how they - it’s the operating system, it’s a way to sort of build applications, it’s a way to access quantum computers, and it’s Python-based, another way to sort of lower the barrier for entry for developers, and open source, but it’s also agnostic to the hardware. It works on our hardware, but we’ve made it available on pretty much everyone else’s hardware out there as well. So there’s a true love for this product by developers around the world.

And in fact, we also use it to sort of train the next generation of the workforce. It’s available in over 150 universities around the world, being taught as part of the curriculum in over 30 countries. And getting back to your question, we couldn’t have done that, we couldn’t have had these stats without making it open source. And so, really excited about it, it’s one of the longest running software platforms in the quantum industry, it’s been around, I believe, for around 8 years now.

Neil: And when we’re talking about collaboration here, you have support from organizations such as DARPA, Canada’s Quantum Champions program alongside customers that are household names, we’ve got Volkswagen, Mitsubishi Chemical Group and Rolls-Royce to name but a few. What kind of real-world problems are these partners trying to solve with quantum today?

Christian: Yeah, the reason why us and others are very excited about quantum computing is it can have dramatic impacts in many fields. So for instance, pharmaceuticals, so drug discovery is a good example, taking drugs from a decade to less than a year potentially, working on next generation batteries, so that would be in the field of quantum chemistry and material design. Defense, that’s a big area as well. You mentioned the QBI DARPA program and the Canadian Champions quantum program. These are very big programs with a lot of funding and a lot of potential customers, meaning the governments are interested to see what winners will come out of these programs too.

Xanadu made it into the 2nd round of the QBI program, and the Canadian Champions program is a direct, sort of inspired by the DARPA program as well, really trying to keep the Canadian companies like Xanadu here, which is what we definitely want to do. We want to build something great in Canada. So, defense is a big part, also logistics, AI and finance.

So these are all the big industries that quantum will really affect in a really great way, and all of these industries and problems have the characteristics that they’re very complex systems as the system scales up, and basically what that means is traditional computers will basically flatline or plateau out after a certain size of the problem, and we see that in drug discovery, you know, it can take drugs to come to market 10 years, 1 to 2 billions of dollars, and 90% of the candidates fail, and it’s because the candidates start initially from computer simulations, which are not really efficient, and they’re not solving the problem as accurately as what they can, and so that’s where quantum computing will come in and do some remarkable things in the future.

Neil: And on a personal note for a moment, I mean, scaling from a startup in 2016 to a 240 plus person company, preparing to go public through a SPAC deal at a 3.1 billion valuation, no small feat for anybody. Listening, maybe a founder at any stage of their journey, what would you say were the biggest, toughest inflection points along the journey and how do you decide when to push forward versus when to pivot?

Christian: Yeah, it’s been tough, you know, I think what’s sustained myself and others at Xanadu is the mission. So we’ve had a mission very early on, and the mission is to build quantum computers that are useful and available to people everywhere. And our vision is this large scale quantum data center, so being very clear about the vision and the mission from very early on is very important because it sustains you.

We, the first 80 to 100 hires, were all pretty much PhD students, and so they’re naturally curious, hardworking, and love to learn about their particular field, in this case, quantum computing. So you’ve got people that are naturally motivated and hardworking and curious, that helps a lot. Particularly in something as, you know, as you mentioned, we started in 2016 and we’re into our 10th year now, you need something that can sustain you, and so I think having something that becomes people’s life purpose is really important for a company, and we’ve leveraged that all the time.

It’s been tough raising money, we’ve been very successful in the private markets. Over $250 million from VCs, but that wasn’t easy to do. And so, persistence and obsession, these are key things for any entrepreneur, particularly if you wanna get to a certain level.

And the pivoting question is always very fascinating, because I don’t know if there’s any hard and fast rule, I think trusting your gut, you know, if you’re really thinking about customers, asking them what they think - you know, with quantum computing, our ultimate product still isn’t here yet, this is this quantum data center, so we can’t really ask our customers per se.

I do think though, in the early days, I started another company before Xanadu called Cypher Q, and that was about commercializing quantum security. And I was talking to a lot of investors, and they were far more interested in quantum computing, you know, it’s like, can you do that, if you did that, we’d be more interested in investing in you. So at that point in time, it was kind of weird, but the investors were the customers, and you know, I listened to them and thought, well, you know, my PhD was on quantum security, but also quantum computing. Let’s have a go at that, and so, yeah, that’s where we’ve ended up today.

Neil: I love that though, because I’ve done what, 4000 interviews on here and one of the things that keep coming back is just that everybody seems to get this little nudge in the right direction from the universe. You mentioned there the investors were just kind of asking you a few probing questions, kind of set off that light bulb moment, but you still need to be open to those ideas and listen to them, don’t you?

Christian: You do, and then it’s tough because you’ve been struggling the whole time. You know it’s hard to build a company, you have to be dogmatic and persistent, but sometimes you gotta let those characteristics go and be open to something different. And it’s hard because it’s not a switch you can just switch on and off, because most of the time you gotta be persistent and just keep forging ahead no matter what’s in front of you, so knowing sometimes, instead of going through the wall, going around it, it’s tough. But I think for me my philosophy is, if you just work hard all the time and keep doing it many, many years, things will just work out anyways.

Neil: Yeah, I completely agree, and here you are, 2026, 10 years later, looking ahead, got some big milestones ahead. Where do you expect the first commercially meaningful quantum breakthroughs to emerge? What should enterprise leaders be doing now to prepare rather than watch from the sidelines?

Christian: In our humble opinion, they need to start thinking about engaging now and understanding how to be prepared today. A large-scale quantum computer when customers can really get value is 2029, 2030 - that’s not too far away now. And a quantum computer isn’t something that is really – it’s such a different paradigm when it comes to computing in general. So, for instance, if someone went to the future in 2029 and got the latest Intel or Nvidia chip and brought it back today, you would just, rough speaking, plug it in and what you’re doing is much faster. We know about what to expect.

Quantum computing is really designed by the mathematics of quantum physics, so it’s not a simple case of plugging in, you have to do a lot of work and that’s what we do with our customers and partners today – we understand what their problems are and match the mathematics with that of mathematics of quantum. Basically, the take home is you need to start now to understand the problem it can solve. It can’t solve everything, but it can solve a lot of things in a very significant way in very important industries.

We’re seeing this with a lot of our customers in the automotive industry. They see it will be transformational; we work on them with next generation batteries, how do you create a new battery that’s 10 times faster charge – these are things that are forward looking and need to get started. We announced Lockheed Martin last week, we’ll be working with them. There are a lot of true believers getting on board now, and many more can and should be doing that.

Neil: One thing I like to do on this podcast is give my guests time to bust some myths and misconceptions. You’ve been right in the heart of this industry for over 10 years now, you live and breathe in this space. I’m sure you see a lot of myths and misconceptions. What are myths that we can lay to rest right now, what frustrates you?

Christian: I would say one thing to point out, we think there will be a few winners, we don’t think there will be one winner takes all, at least not this decade. We think Xanadu will be one of the winners – it’s challenging sometimes to the extent in which folks that say they’re room temperature computation. We truly are room temperature computation – to be fair everyone needs some form of cooling but to our knowledge, we need far less than anyone else. We only need cooling to turn on or to initialize it so to speak. Once that happens, everything is done at room temperature. Not everyone says that. I find that frustrating sometimes. People ask us how we prove it and we have 4 Nature papers that back our statements we make. There’s a lot of great approaches out there and we’re a fan of all of them.

Neil: One final question I like to ask my guests. If there’s one song you would add to a Spotify playlist , I gotta ask – would you add Xanadu, PennyLane or something completely different. What would you add to that playlist?

Christian: I think let’s go with Xanadu by Olivia Newton John

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the expected terms, timing and consummation of the proposed transaction, including the expected capitalization of the combined company, proceeds from the PIPE and Crane Harbor’s trust account, redemptions by Crane Harbor’s public shareholders, and the stock exchanges on which the combined company’s shares are expected to trade; Xanadu’s technological roadmap and ability to achieve its hardware milestones, including the development of a large-scale quantum computer, and the scalability, networking and manufacturing advantages of its photonic approach; Xanadu’s ability to commercialize its photonic quantum hardware and software and to compete effectively in the quantum computing market, including expectations regarding the transformational impact of quantum computing on industries such as pharmaceuticals, defense, logistics, artificial intelligence and finance; Xanadu’s expectations concerning its relationships with strategic partners, customers, suppliers, governments and other third parties, including with respect to government-funded programs and commercial engagements; Xanadu’s ability to attract, retain and expand its customer base and workforce, and the expected benefits of having access to the public markets, including the ability to pursue potential future acquisitions and offer stock-based compensation; and expectations regarding the continued development and adoption of PennyLane and Xanadu’s open-source ecosystem.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.